news release

ArcelorMittal reports first quarter 2013 results

Luxembourg, May 10, 2013 - ArcelorMittal (referred to as “ArcelorMittal” or the “Company”) (MT (New York, Amsterdam, Paris, Luxembourg), MTS (Madrid)), the world’s leading integrated steel and mining company, today announced results1 for the three month period ended March 31, 2013.

On January 1, 2013, in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”), ArcelorMittal mandatorily adopted IFRS 10 (“Consolidated Financial Statements”), IFRS 11 (“Joint Arrangements”), IFRS 12 (“Disclosure of Interests in Other Entities”), IFRS 13 (“Fair Value Measurement”), the revision of IAS 19 (“Employee Benefits”) and IFRIC 20 (“Stripping Costs in the Production Phase of a Surface Mine”). 2012 information has been adjusted retrospectively for the adoption of these new standards and interpretations except for IFRS 13 which is applied only prospectively.2

Highlights:
•	Health and safety performance improved in 1Q 2013 with a LTIF rate3 of 0.9x as compared to 1.1x at 4Q 2012
•	EBITDA4 of $1.6 billion in 1Q 20135 as compared to $1.6 billion in 4Q 20126 (which included $0.5 billion of gains from asset disposal and CO2 credit sales)
•	Steel shipments of 20.9 Mt, an increase of 4.7% as compared to 4Q 2012
•	13.1 Mt own iron ore production; 7.3 Mt shipped and reported at market prices7 vs. 6.8 Mt in 1Q 2012
•
Net debt8 decreased by $3.8 billion during 1Q 2013 to $18.0 billion as of March 31, 2013 due largely to proceeds from combined offering14 ($4 billion) and proceeds from the first tranche of AMMC 15% stake sale ($0.8 billion), partially offset by working capital investment ($0.5 billion)

•	Liquidity9 improved to $18 billion from $14.5 billion at end 4Q 2012; average debt maturity of 6.0 years
•	$0.2 billion New Management Gains achieved during 1Q 2013, from implementation of the new plan to achieve $3 billion of improvement by the end of 2015

Outlook and guidance:
•
The Company reiterates its guidance framework for 2013: Assuming that in 2013 iron ore prices and the margin of steel prices over raw material costs are similar to the levels of 2012, the Company expects to report EBITDA above $7.1 billion

•
The anticipated improvement in underlying profitability in 2013 is expected to be driven by three factors: a) a 2% increase in steel shipments; b) an approximate 20% increase in marketable iron ore shipments; and c) the realized benefits from Asset Optimization and Management Gains initiatives

•
EBITDA in 2Q 2013 is expected to be above 1Q 2013 levels. Together with an anticipated release of working capital and receipt of previously announced disposal proceeds, this should support a further reduction in net debt to approximately $17 billion by end June 2013

•	2013 capital expenditures are expected to be approximately $3.5 billion

Financial highlights (on the basis of IFRS1):
	Quarterly comparison
(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales	19,752	19,309	19,723	22,478	22,703
EBITDA	1,565	1,557	1,445	2,559	2,118
Operating income / (loss)	404	(4,711)	55	1,207	804
Net (loss) / income	(345)	(3,808)	(652)	1,016	92
Basic (loss) / earnings per share (USD)	(0.21)	(2.47)	(0.42)	0.66	0.06

Continuing operations
Own iron ore production (Mt)	13.1	14.0	14.3	14.4	13.2
Iron ore shipments at market price (Mt)	7.3	6.6	7.1	8.2	6.8
Crude steel production (Mt)	22.4	20.8	21.9	22.8	22.8
Steel shipments (Mt)	20.9	20.0	19.9	21.7	22.2
EBITDA/tonne (USD/t) 10	75	78	73	118	95

Mr. Lakshmi N. Mittal, Chairman and CEO of ArcelorMittal, commented:
“Economic conditions remain challenging but our performance in the quarter reflects the results of the management action we have taken to confront the effects of the financial crisis.  We have significantly reduced our net debt and the steps we have taken to focus production on our more competitive assets are beginning to yield results.

“We continue to prioritise our key franchise businesses.  These include automotive, where our market leading high strength steels are highly valued by our customers; and mining, where the ramp up of ArcelorMittal Mines Canada remains on track for the first half of the year.”

 first quarter 2013 Earnings ANALYST Conference Call

ArcelorMittal management will host a conference call for members of the investment community to discuss the first quarter 2013 financial performance:

Date	New York	London	Luxembourg
Friday May 10, 2013	9.30am	2.30pm	3.30pm

The dial in numbers:
Location	Toll free dial in numbers	Local dial in numbers	Participant
UK local:	0800 169 3059	+44 (0)207 970 0006	642536#
USA local:	1800 814 6417	+1 215 599 1757	642536#
France:	0800917772	+33 170707578	642536#
Germany:	08009646526	+49 6940359700	642536#
Spain:	900994921	+34 914140992	642536#
Luxembourg:	80024686	+352 24871048	642536#
Brazil	0800 8914821	+55 212 7306901	642536#

A replay of the conference call will be available for one week by dialing
	Language	Access code
+49 (0) 1805 2043 089	English	443101#

The conference call will include a brief question and answer session with senior management. The presentation will be available via a live webcast on www.arcelormittal.com.

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL first QUARTER 2013 RESULTS

ArcelorMittal, the world’s leading integrated steel and mining company, today announces results for the three month period ended March 31, 2013.

Corporate responsibility and safety performance
Health and safety - Own personnel and contractors lost time injury frequency rate3

Health and safety performance, based on own personnel figures and contractors lost time injury frequency rate, improved to 0.9x in the first quarter of 2013 (“1Q 2013”) as compared to 1.1x for the fourth quarter of 2012 (“4Q 2012”) and 1.1x for the first quarter of 2012 (“1Q 2012”). In 1Q 2013, all segments contributed to the overall improvement except the mining segment which reported a deterioration.

Despite this encouraging performance in lost time injury frequency (LTIF) rate, there is still more work to be done. The Company’s effort to improve the group’s Health and Safety record will continue. Whilst the LTIF target of 1.0x is maintained for 2013, the Company is focused on further reducing the rate of severe injuries and fatality prevention.

Own personnel and contractors - Frequency Rate
Lost time injury frequency rate	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
Total Mines	0.8	0.5	0.7	0.5	1.0

Lost time injury frequency rate	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
Flat Carbon Americas	0.6	1.4	0.9	1.1	0.9
Flat Carbon Europe	1.0	1.2	1.4	1.2	1.5
Long Carbon Americas and Europe	1.2	1.5	1.2	0.9	1.0
Asia Africa and CIS	0.4	0.6	0.5	0.3	0.6
Distribution Solutions	1.2	2.0	1.2	1.2	2.1
Total Steel	0.9	1.2	1.0	0.9	1.1

Lost time injury frequency rate	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
Total (Steel and Mines)	0.9	1.1	1.0	0.8	1.1

Key corporate responsibility highlights for 1Q 2013

•
For the sixth consecutive year, ArcelorMittal USA has been awarded the 2013 ENERGY STAR® by the U.S. Environmental Protection Agency (EPA) for its sustained efforts in energy efficiency improvement. Best practice applications and targeted investments helped achieve an annual 1.87% reduction in energy intensity during 2012.

•
ArcelorMittal Florange, France, launched the world’s first production line for Usibor® extra-wide sheets up to 1,850mm. Usibor® steel meets in a cost effective way the automotive customer requirements to reduce the weight of vehicles, thus cutting tailpipe emissions and CO2 in particular, whilst also improving their safety performance in use.

•
ArcelorMittal was presented the gold class award within the steel sector in the 2013 RobecoSAM Sustainability Yearbook. This annual assessment benchmarks the performance of the world’s largest 2,500 companies in ethics, the environment and social areas. It is also the basis for the Dow Jones Sustainability Index (DJSI).

•
ArcelorMittal University has been granted the Corporate Learning Improvement Process (CLIP) accreditation of the European Foundation of Management Development (EFMD), in recognition of the high quality of its training programs and its contribution to employees’ career development. Only 16 other international companies’ corporate universities have achieved the same accreditation. ArcelorMittal University trained 27,000 employees in 2012.

Analysis of results for 1Q 2013 versus 4Q 2012 and 1Q 2012

ArcelorMittal recorded a net loss for 1Q 2013 of $0.3 billion, or ($0.21) loss per share, as compared to a net loss of $3.8 billion, or $(2.47) loss per share for 4Q 2012, and net income of $92 million, or $0.06 earnings per share, for 1Q 2012.

Total steel shipments for 1Q 2013 were 20.9 million metric tonnes as compared with 20.0 million metric tonnes for 4Q 2012 and 22.2 million metric tonnes for 1Q 2012.

Sales for 1Q 2013 increased by 2.3% to $19.8 billion as compared with $19.3 billion for 4Q 2012, and were 13% lower than the $22.7 billion for 1Q 2012.  Sales were higher during 1Q 2013 as compared to 4Q 2012 primarily due to higher steel shipment volumes (+4.7%).

Depreciation amounted to $1.2 billion for 1Q 2013, flat as compared to 4Q 2012 and higher than $1.1 billion for 1Q 2012.

Impairment charges for 1Q 2013 were nil. Impairment charges for 4Q 2012 of $4.8 billion included the $4.3 billion non-cash write down of goodwill with respect to ArcelorMittal’s European businesses ($2.5 billion Flat Carbon Europe; $1.0 billion Long Carbon Europe and $0.8 billion Distribution Solutions), and $0.5 billion non-cash asset impairments primarily related to: the intention to permanently close the coke plant and six finishing lines in Liege, Belgium ($0.3 billion); and various asset impairments in Spain and North Africa ($0.2 billion). Impairment charges for 1Q 2012 totaled $69 million, primarily related to the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg (Long Carbon Europe).

Restructuring charges for 1Q 2013 were nil. Restructuring charges for 4Q 2012 totalled $192 million and consisted of costs associated with the implementation of Asset Optimization primarily impacting various Distribution Solutions entities and to a lesser extent Flat Carbon Europe and Long Carbon Europe entities. Restructuring charges for 1Q 2012 totaled $107 million and consisted of costs associated with the implementation of Asset Optimization primarily impacting Flat Carbon Europe and Long Carbon Europe operations.

Operating income for 1Q 2013 was $404 million, as compared with an operating loss of $4.7 billion for 4Q 2012 and operating income of $804 million for 1Q 2012. Operating result for 1Q 2013 was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada. The operating result for 4Q 2012 was positively impacted by a net gain of $220 million recorded on the sale of carbon dioxide credits (the proceeds of which are to be reinvested in energy projects) and gains of $242 million on the divestment of the Paul Wurth stake. In addition, operating result for 1Q 2013, 4Q 2012 and 1Q 2012 were positively impacted by $92 million, $141 million and $159 million, respectively, related to “Dynamic Delta Hedge” (DDH) income. The DDH income recorded in 1Q 2013 was the final instalment of such income. The gain on the unwinding of a currency hedge related to raw materials purchases was initially recorded in equity in 4Q 2008, and has now been recorded in the income statement.

Loss from equity method investments and other income in 1Q 2013 was $18 million, as compared to income of $138 million in 4Q 2012 and a loss of $15 million in 1Q 2012. Losses incurred during 1Q 2013 relate primarily to a fall in income from our Chinese and German investees.

Net interest expense (including interest expense and interest income) remained flat at $478 million for 1Q 2013 and 4Q 2012 and higher as compared to net interest expense of $461 million for 1Q 2012.

Due to exchange rate effects, foreign exchange and other net financing losses were $155 million for 1Q 2013 as compared to losses of $409 million for 4Q 2012 and losses of $407 million for 1Q 2012. Foreign exchange and other net financing losses were lower in 1Q 2013 as compared to 4Q 2012 as 1Q 2013 includes $96 million foreign exchange gain as compared to a $108 million foreign exchange loss in 4Q 2012.

ArcelorMittal recorded an income tax expense of $97 million for 1Q 2013, as compared to an income tax benefit of $1.6 billion for 4Q 2012. The 4Q 2012 income tax benefit was primarily driven by deferred tax benefits recognized on impairment-related losses in Luxembourg, partially offset by reversal of deferred taxes in Europe and South America. The income tax benefit in 1Q 2012 was $176 million.

Gains attributable to non-controlling interests for 1Q 2013 was $1 million as compared with losses of $96 million (primarily on account of losses in African entities) for 4Q 2012 and gains of $5 million for 1Q 2012.

Capital expenditure projects

The following tables summarize the Company’s principal growth and optimization projects involving significant capital expenditures.

Completed Projects in Most Recent Quarters

Segment	Site	Project	Capacity / particulars	Actual completion
Mining	Andrade Mines (Brazil)	Andrade expansion	Increase iron ore production to 3.5mt / year	4Q 2012
Mining	ArcelorMittal Mines Canada	Replacement of spirals for enrichment	Increase iron ore production by 0.8mt / year	1Q 2013

Ongoing(a) Projects

Segment	Site	Project	Capacity / particulars	Forecasted completion
Mining	ArcelorMittal Mines Canada	Expansion project	Increase concentrator capacity by 8mt/year (16 to 24mt / year)	1H 2013
Mining	Liberia mines	Phase 2 expansion project	Increase production capacity to 15mt/ year (iron ore concentrate)	2015 (b)
Mining	Baffinland	Early Revenue Phase	Production capacity 3.5mt/ year (iron ore)	2015 (c)
FCA	ArcelorMittal Dofasco (Canada)	Optimization of galvanizing and galvalume operations	Optimize cost and increase galvalume production by 0.1mt / year	On hold
FCA	ArcelorMittal Vega Do Sul (Brazil)	Expansion project	Increase HDG capacity by 0.6mt / year and CR capacity by 0.7mt / year	On hold
LCA	Monlevade (Brazil)	Wire rod production expansion	Increase in capacity of finished products by 1.15mt / year	On hold

a)	Ongoing projects refer to projects for which construction has begun (excluding various projects that are under development), or have been placed on hold pending improved operating conditions.
b)
The Company’s Board of Directors has approved the Phase 2 expansion of the Liberia project that would lead to annual concentrate production capacity of 15 million tonnes per annum. The first concentrate production is expected in 2015, replacing the Phase 1 – 4 million tonnes per annum direct-shipped operation.

c)
The Company’s Board of Directors have approved the Early Revenue Phase (“ERP”) at Baffinland, which requires less capital investment than the full project as originally proposed.  Implementation of the ERP is now underway with a goal to reach a 3.5MT per annum production rate by 2015. The budget for the ERP is approximately $700 million and will require the upgrading of the road that connects the existing port in Milne Inlet to the mine site as well as modifications to existing permits that are expected to be granted in 2013 and in the first half of 2014.

Analysis of segment operations

Flat Carbon Americas

(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales	4,859	4,683	4,840	5,359	5,270
EBITDA	443	294	326	563	757
Operating income	200	59	90	332	529

Crude steel production (Kt)	6,197	5,933	5,726	6,014	6,249
Steel shipments (Kt)	5,559	5,533	5,351	5,735	5,672
Average steel selling price (US$/t)	819	797	850	881	886
EBITDA/tonne (US$/t)	80	53	61	98	133
Operating income /tonne (US$/t)	36	11	17	58	93

Flat Carbon Americas crude steel production increased by 4.4% to 6.2 million tonnes in 1Q 2013, as compared to 5.9 million tonnes in 4Q 2012, driven primarily by higher production in North America, partially offset by lower production in South America.

Steel shipments in 1Q 2013 were 5.6 million tonnes, 0.5% higher than in 4Q 2012, primarily driven by higher shipment volumes in North America driven by improving automotive demand, offset by lower exports of slab and HRC from South America.

Sales in the Flat Carbon Americas segment were $4.9 billion in 1Q 2013, an increase of 3.8% as compared to $4.7 billion in 4Q 2012. The increase in sales was due primarily to higher steel selling prices in South America and Mexico.

EBITDA in 1Q 2013 increased to $443 million as compared to $294 million in 4Q 2012. EBITDA in 1Q 2013 was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada.

Aside from this, higher profitability in 1Q 2013 was due to an improved performance from both South and North American operations. North American performance was driven by higher shipments and South American performance was driven by positive price cost impact more than offsetting the negative impact of lower volumes. EBITDA in 1Q 2012 of $757 million includes the positive impact of changes to the employee benefit plans at Dofasco which resulted in curtailment gains of $285 million11.

Flat Carbon Europe

(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales	6,834	6,142	6,108	7,223	7,719
EBITDA	300	308	191	383	131
Operating loss	(59)	(2,900)	(385)	(152)	(283)

Crude steel production (Kt)	7,279	6,375	6,718	7,143	7,182
Steel shipments (Kt)	6,890	5,957	5,837	6,771	7,461
Average steel selling price (US$/t)	831	847	856	884	861
EBITDA/tonne (US$/t)	44	52	33	57	18
Operating loss /tonne (US$/t)	(9)	(487)	(66)	(22)	(38)

Flat Carbon Europe crude steel production increased by 14.2% to 7.3 million tonnes in 1Q 2013 as compared to 6.4 million tonnes in 4Q 2012 due to a stock re-build following weak demand in the fourth quarter of 2012. Production in 1Q 2013 improved, benefiting from the restart of furnaces at Asturias and blast Dunkerque.

Steel shipments in 1Q 2013 were 6.9 million tonnes, an increase of 15.7% as compared to 6.0 million tonnes in 4Q 2012. Steel shipments increased in 1Q 2013 due to a pick up following the seasonally weaker period.

Sales in the Flat Carbon Europe segment increased to $6.8 billion in 1Q 2013 as compared to $6.1 billion in 4Q 2012. Sales benefitted from higher steel shipment volumes offset in part by lower steel selling prices following weak iron ore pricing during Q4 2012.

EBITDA in 1Q 2013 was $300 million as compared to $308 million in 4Q 2012.  EBITDA in 1Q 2013 included $92 million of DDH income recognized during the quarter as compared to $141 million recognized in 4Q 2012 and $159 million recognized in 1Q 2012. EBITDA in 4Q 2012 had also included a $210 million net gain recorded on the sale of carbon dioxide credits, the proceeds of which will be re-invested in energy savings projects. Steel margins were positively impacted in 1Q 2013 by a price-cost impact following higher fixed cost absorption and improved cost performance partially offset by lower selling prices.

The operating result in 4Q 2012 had included a $2.5 billion non-cash write down of goodwill and $0.3 billion non-cash impairment charge related to the intention to permanently close the coke plant and six finishing lines in Liege, Belgium. Operating performance in 1Q 2012 had been negatively impacted by restructuring costs totalling $56 million associated with the separation schemes primarily relating to Polish entities as part of the implementation of Asset Optimization.

Long Carbon Americas and Europe

(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales	5,103	5,232	5,189	5,698	5,763
EBITDA	419	422	340	575	448
Operating income / (loss)	185	(1,092)	113	344	121

Crude steel production (Kt)	5,722	5,240	5,713	5,885	5,785
Steel shipments (Kt)	5,394	5,543	5,508	5,839	5,738
Average steel selling price (US$/t)	858	857	861	885	910
EBITDA/tonne (US$/t)	78	76	62	98	78
Operating income (loss) /tonne (US$/t)	34	(197)	21	59	21

Long Carbon Americas and Europe crude steel production amounted to 5.7 million tonnes in 1Q 2013, an increase of 9.2% as compared to 5.2 million tonnes in 4Q 2012. Production was higher in the Americas (both North and South) and European operations due to a stock rebuild following weak demand in 4Q 2012 and in anticipation of a stronger second quarter of 2013, as well as recovery from operational issues that had impacted output in Poland during the fourth quarter.

Steel shipments in 1Q 2013 were 5.4 million tonnes, a decrease of 2.7% as compared to 5.5 million tonnes in 4Q 2012, primarily due to lower volumes in Europe, Mexico and Tubular products.

Sales in the Long Carbon Americas and Europe segment were lower at $5.1 billion in 1Q 2013, as compared to $5.2 billion in 4Q 2012. The impact of prices was neutral as higher average steel selling prices across all key markets were offset by reduced prices in the Tubular business.

EBITDA in 1Q 2013 was $419 million, essentially flat as compared to $422 million in 4Q 2012, primarily driven by improved profitability in Europe, North America and South American markets offset by lower profitability in the Tubular business impacted by lower volumes and selling prices following the Venezuelan currency devaluation.

Operating results in 4Q 2012 had included a non-cash write down of goodwill of $1.0 billion (Long Carbon Europe) and non-cash asset impairment charges for Spanish and North African operations of $0.2 billion. Operating performance in 1Q 2012 was negatively impacted by restructuring costs totalling $46 million associated with the implementation of Asset Optimization, primarily relating to Spanish entities and impairment charges totalling $61 million associated with the extended idling of the electric arc furnace and continuous caster at the Schifflange site in Luxembourg.

Asia Africa and CIS (“AACIS”)

(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales	2,129	2,130	2,457	2,677	2,787
EBITDA	19	222	72	122	163
Operating income / (loss)	(117)	36	(84)	(36)	5

Crude steel production (Kt)	3,245	3,241	3,721	3,691	3,615
Steel shipments (Kt)	3,104	2,978	3,178	3,321	3,353
Average steel selling price (US$/t)	620	611	658	687	705
EBITDA/tonne (US$/t)	6	75	23	37	49
Operating income (loss) /tonne (US$/t)	(38)	12	(26)	(11)	1

AACIS segment crude steel production was 3.2 million tonnes in 1Q 2013, flat as compared to 4Q 2012. Production increased during 1Q 2013 due in part to improved production in Kazakhstan (post Q4 2012 operational issues). South African production remained flat as both 1Q 2013 and 4Q 2012 were impacted by operational issues (1Q 2013 fire at Vanderbijlpark (“VDP”) plant and 4Q 2012 interim repair of blast furnace in Vanderbijlpark and the taphole repair of blast furnace in Newcastle).

Steel shipments in 1Q 2013 amounted to 3.1 million tonnes, an increase of 4.2% as compared to 3.0 million tonnes in 4Q 2012, reflecting seasonally improved market conditions in the South African market.

Sales in the AACIS segment were $2.1 billion in 1Q 2013, flat compared to 4Q 2012. Sales were positively impacted by higher average steel selling prices in South Africa and Kazakhstan (+1.5% overall) in 1Q 2013, offset by the sales lost following the disposal of Paul Wurth in 4Q 2012.

EBITDA in 1Q 2013 was $19 million, as compared to $222 million in 4Q 2012. EBITDA in 4Q 2012 had included the $242 million gain from the Paul Wurth asset divestment. Excluding this gain, profitability slightly improved during the quarter due to positive price-cost effect and higher volumes primarily in South Africa despite approximately $67 million loss of EBITDA due to the fire disruption at VDP.

Distribution Solutions

(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales	3,553	3,855	3,716	4,292	4,431
EBITDA / (EBITDA loss)	15	(24)	11	385	35
Operating income / (loss)	(16)	(977)	(32)	331	(10)

Steel shipments (Kt)	4,063	4,463	4,118	4,523	4,589
Average steel selling price (US$/t)	851	834	869	920	919

Shipments in the Distribution Solutions segment in 1Q 2013 were 4.1 million tonnes, a decrease of 9.0% as compared to 4.5 million tonnes in 4Q 2012, primarily due to lower exports.

Sales in the Distribution Solutions segment in 1Q 2013 were $3.6 billion, a decrease of 7.8% as compared to $3.9 billion in 4Q 2012, due primarily to lower steel shipment volumes offset in part by higher average steel selling prices (+2.0%) primarily driven by foreign exchange.

EBITDA in 1Q 2013 was $15 million as compared to an EBITDA loss of $24 million in 4Q 2012, primarily due to a positive price-cost impact in Europe.

The operating result in 4Q 2012 had been impacted by non-cash impairment expenses of $0.8 billion due to a write down of goodwill and restructuring charges of $0.1 billion related to Asset Optimization.

Mining

(USDm) unless otherwise shown	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Sales12	1,199	1,279	1,314	1,602	1,298
EBITDA	433	327	396	548	484
Operating income	286	186	255	414	354

Own iron ore production (a) (Mt)	13.1	14.0	14.3	14.4	13.2
Iron ore shipped externally and internally and reported at market price (b) (Mt)	7.3	6.6	7.1	8.2	6.8

Own coal production(a) (Mt)	2.0	2.0	2.0	2.1	2.1
Coal shipped externally and internally and reported at market price(b) (Mt)	1.3	1.3	1.2	1.4	1.2

(a)  Own iron ore and coal production not including strategic long-term contracts
(b)  Iron ore and coal shipments of market-priced based materials include the Company’s own mines, and share of production at other mines, and exclude supplies under strategic long-term contracts

Own iron ore production (not including supplies under strategic long-term contracts) in 1Q 2013 was 13.1 million metric tonnes, 6.2% lower than 4Q 2012, primarily due to operational issues in Canada offset in part by improved production in Liberia.

Shipments at market price increased 9.8% in 1Q 2013 as compared to 4Q 2012 primarily due to improved shipments in Liberia on account of comparatively dry weather and installation of offshore trans-shipment facility to load cape size vessels offset in part by lower shipments from Canada due to production constraints and freezing lake constraints. Shipments at market price in 1Q 2013 increased 6.9% as compared to 1Q 2012 primarily due to increased shipments from Liberia.

Own coal production (not including supplies under strategic long-term contracts) in 1Q 2013 was higher at 2.0 million metric tonnes, representing an increase of 3.3% as compared to 4Q 2012 although a decline of 3.5% as compared to 2.1 million metric tonnes in 1Q 2012.

EBITDA attributable to the Mining segment for 1Q 2013 was $433 million, 32.4% higher as compared to 4Q 2012. This increase was primarily due to improved seaborne iron ore market prices and higher marketable iron ore shipment volumes as discussed above, offset by a negative mix effect from volumes of our higher margin Canadian operations. EBITDA attributable to the Mining segment was $484 million in 1Q 2012.

Liquidity and Capital Resources

For 1Q 2013, net cash used by operating activities was $302 million, compared to net cash provided by operating activities of $2.9 billion in 4Q 2012. Cash used by operating activities in 1Q 2013 included a $0.5 billion investment in operating working capital (due to pickup in operations ahead of a seasonally strong second quarter) as compared to a release in working capital of $2.0 billion in 4Q 2012. Rotation days13 remained flat during 1Q 2013 at 64 days as compared to 4Q 2012.
Net cash used in investing activities during 1Q 2013 was $803 million, as compared to $862 million in 4Q 2012. Capital expenditures decreased to $927 million in 1Q 2013 as compared to $1.1 billion in 4Q 2012. The Company is focusing only on core growth capital expenditures in its mining business given attractive return profiles of projects under construction. Some planned steel investments remain suspended. Other investing activities in 1Q 2013 of $124 million primarily include $139 million from the reduction in the Company’s stake in the Baffinland venture. Other investing activities in 4Q 2012 of $267 million included $0.3 billion inflow from the recovery of subsidiary financing offset by a net outflow of $89 million ($70 million net debt impact (increase) net of liabilities) on the Paul Wurth divestment (representing the cash consideration received from the purchaser less the cash held by Paul Wurth).

Net cash provided by financing activities for 1Q 2013 was $4.7 billion, as compared to cash used by financing activities of $923 million in 4Q 2012. Net cash provided by financing activities for 1Q 2013 primarily included cash proceeds from the combined offering14 of ordinary shares and mandatorily convertible subordinated notes totalling approximately $4.0 billion, as well as $810 million in cash received related to the first installment of the previously announced investment by a consortium led by POSCO and China Steel Corporation (CSC) to acquire a joint venture interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada. The second installment of the investment by the consortium ($290 million), which will increase the consortium’s interest in the joint venture from 11% to 15%, remains subject to customary conditions, but is expected to be completed in the second quarter of 2013.

As communicated earlier, given the challenging global economic conditions and the Company’s priority to deleverage, ArcelorMittal’s Board of Directors has agreed to reduce the annual dividend payment to $0.20/share for 2013 (from $0.75/share in 2012), to be paid on July 15, 2013.  Once the deleveraging plan is complete and market conditions improve, the Board intends to progressively increase the dividend.  During 1Q 2013, the Company paid dividends of $34 million including $28 million for the perpetual bond as compared to $306 million in 4Q 2012 and $294 million in 1Q 2012.

At March 31, 2013, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $8.0 billion as compared to $4.5 billion at December 31, 2012. As of March 31, 2013, net debt was $18 billion, as compared with $21.8 billion at December 31, 2012.

The Company had liquidity9 of $18 billion at March 31, 2013, an increase of $3.5 billion as compared with liquidity of $14.5 billion at December 31, 2012, consisting of cash and cash equivalents (including restricted cash and short-term investments) of $8 billion and $10 billion of available credit lines. At March 31, 2013, the average debt maturity was 6.0 years.

New 3-year $3 billion management gains program

During the investor day held on March 15, 2013, the Company announced a new management gains improvement target of $3 billion by the end of 2015. The program is expected to yield approximately $1 billion of savings over each of the next 3 years. Action plans and detailed targets have been set and rolled out to the various business units and progress will be monitored and reported upon in future quarters. By March 31, 2013, $0.2 billion of improvements had been achieved on a run rate basis.

Asset Optimization

The essential components of Asset Optimization have been announced. The Company confirms that the asset optimization introduced in 4Q 2011 is expected to deliver annualized savings of $1 billion, the full impact of which should be seen in 2014.

Recent developments

•
On March 15, 2013 ArcelorMittal announced the completion of the first instalment of the previously announced investment by a consortium led by POSCO and China Steel Corporation (CSC) to acquire an interest in ArcelorMittal’s Labrador Trough iron ore mining and infrastructure assets in Quebec, Canada.  The consortium acquired an 11.05% interest in the joint venture for total consideration of $810 million in cash, with ArcelorMittal’s wholly owned subsidiary ArcelorMittal Mines Canada retaining an 88.95% interest in the joint venture. As part of its strategy to build strategic relationships with key customers, the joint venture has also entered into long-term iron ore off-take agreements with POSCO and CSC proportionate to the consortium’s joint venture interests. The second instalment of the investment by the consortium ($290 million), which will increase the consortium’s interest in the joint venture to 15%, remains subject to customary conditions and is expected to close in the second quarter of 2013.

•
In April 2013, ArcelorMittal Atlantique and Lorraine announced the end of its information and consultation period within the Company’s and Local Works Councils, relating to the ArcelorMittal Atlantique and Lorraine’s industrial and commercial project.  Hence the mothballing of Florange’s liquid phase and the implementation of the wider industrial and commercial project, as well as social negotiations, can begin. The mothballing of Florange’s liquid phase is scheduled to be completed by the end of June 2013.  As part of its commitment, ArcelorMittal has launched a €180 million investment programme for the Florange plant. This investment has already begun, with €55 million invested to ensure the viability of the coke plant and sustain the development plan for high width Usibor®. Florange is now the only plant in the world capable of producing high width Usibor® Alusi®, giving the site a greater advantage within the automotive market.

Outlook and guidance

The Company reiterates its guidance framework for 2013: Assuming that in 2013 iron ore prices and the margin of steel prices over raw material costs are similar to the levels of 2012, the Company expects to report EBITDA above $7.1 billion. The anticipated improvement in underlying profitability is expected to be driven by 3 factors: a) a 2% increase in steel shipments; b) an approximate 20% increase in marketable iron ore shipments, and; c) the realized benefits from Asset Optimization and Management Gains initiatives.

EBITDA in the second quarter of 2013 is expected to be above 1Q 2013 levels. Together with an anticipated release of working capital and receipt of previously announced disposal proceeds, this should support a further reduction in net debt to approximately $17 billion by end June 2013.

During 2013, the Company expects to spend approximately $3.5 billion on capital expenditures, of which $2.7 billion is non-growth related.

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

In millions of U.S. dollars	March 31,	December 31,	March 31,
	2013	20122	20122
ASSETS
Cash and cash equivalents including restricted cash	7,977	4,540	4,937
Trade accounts receivable and other	6,130	5,085	7,939
Inventories	18,389	19,003	21,178
Prepaid expenses and other current assets	3,319	3,154	3,535
Assets held for sale	-	-	437
Total Current Assets	35,815	31,782	38,026

Goodwill and intangible assets	9,365	9,581	14,205
Property, plant and equipment	52,507	53,989	55,138
Investments in affiliates and joint ventures	6,923	7,181	7,152
Deferred tax assets	7,994	8,221	6,722
Other assets	3,163	3,244	3,397
Total Assets	115,767	113,998	124,640

LIABILITIES AND SHAREHOLDERS’ EQUITY
Short-term debt and current portion of long-term debt	$4,234	$4,348	$2,981
Trade accounts payable and other	11,558	11,407	12,875
Accrued expenses and other current liabilities	7,416	8,082	8,298
Total Current Liabilities	23,208	23,837	24,154

Long-term debt, net of current portion	21,745	21,965	25,523
Deferred tax liabilities	2,896	2,958	3,470
Other long-term liabilities	14,963	14,772	14,105
Total Liabilities	62,812	63,532	67,252

Equity attributable to the equity holders of the parent	49,522	47,016	53,533
Non–controlling interests	3,433	3,450	3,855
Total Equity	52,955	50,466	57,388
Total Liabilities and Shareholders’ Equity	115,767	113,998	124,640

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2013	20122	20122	20122	20122
Sales	19,752	19,309	19,723	22,478	22,703
Depreciation	(1,161)	(1,240)	(1,162)	(1,162)	(1,138)
Impairment	-	(4,836)	(130)	-	(69)
Restructuring charges	-	(192)	(98)	(190)	(107)
Operating income / (loss)	404	(4,711)	55	1,207	804
Operating margin %	2.0%	(24.4%)	0.3%	5.4%	3.5%

Income / (loss) from equity method investments and other income	(18)	138	(56)	118	(15)
Net interest expense	(478)	(478)	(479)	(456)	(461)
Foreign exchange and other net financing (losses)	(155)	(409)	(148)	(77)	(407)
Income (loss) before taxes and non-controlling interests	(247)	(5,460)	(628)	792	(79)
Current tax	(61)	(94)	(101)	(171)	(136)
Deferred tax	(36)	1,650	57	389	312
Income tax benefit / (expense)	(97)	1,556	(44)	218	176
Income / (loss) from continuing operations including non-controlling interest	(344)	(3,904)	(672)	1,010	97
Non-controlling interests	(1)	96	20	6	(5)
Net income / (loss) from continuing operations	(345)	(3,808)	(652)	1,016	92

Basic earnings / (loss) per common share ($)	(0.21)	(2.47)	(0.42)	0.66	0.06
Diluted earnings / (loss) per common share ($)	(0.21)	(2.47)	(0.42)	0.60	0.06

Weighted average common shares outstanding (in millions)	1,750	1,549	1,549	1,549	1,549
Adjusted diluted weighted average common shares outstanding (in millions)	1,751	1,549	1,549	1,638	1,549

EBITDA4	1,565	1,557	1,445	2,559	2,118
EBITDA margin %	7.9%	8.1%	7.3%	11.4%	9.3%

OTHER INFORMATION
Total iron ore production15 (million metric tonnes)	15.4	16.9	17.8	18.4	15.0
Crude steel production (million metric tonnes)	22.4	20.8	21.9	22.8	22.8
Total shipments of steel products16 (million metric tonnes)	20.9	20.0	19.9	21.7	22.2

Employees (in thousands)	243	246	252	256	259

ARCELORMITTAL CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three months ended
	March 31, 2013	December 31, 20122	September 30, 20122	June 30, 20122	March 31, 20122
Operating activities:
Income / (loss) from continuing operations	(345)	(3,808)	(652)	1,016	92
Adjustments to reconcile income / (loss) to net cash provided by operations:
Non-controlling interests	1	(96)	(20)	(6)	5
Depreciation and impairment	1,161	6,076	1,292	1,162	1,207
Restructuring charges	-	192	98	190	107
Deferred income tax	36	(1,650)	(57)	(389)	(312)
Change in operating working capital17	(549)	2,044	(307)	1,381	(289)
Other operating activities (net)	(606)	134	(685)	(1,086)	(298)
Net cash (used in) provided by operating activities	(302)	2,892	(331)	2,268	512
Investing activities:
Purchase of property, plant and equipment and intangibles	(927)	(1,129)	(1,217)	(1,117)	(1,254)
Other investing activities (net)	124	267	144	301	275
Net cash used in investing activities	(803)	(862)	(1,073)	(816)	(979)
Financing activities:
Proceeds (payments) relating to payable to banks and long-term debt	(21)	(549)	(80)	(1,416)	1,733
Dividends paid	(34)	(306)	(297)	(294)	(294)
Combined capital offering	3,978	-	-	-	-
Proceeds from subordinated perpetual securities	-	-	642	-	-
Disposal / (Acquisition)of non-controlling interest	810	(52)	-	(10)	-
Other financing activities (net)	(40)	(16)	(22)	(24)	(34)
Net cash (used in) provided by financing activities	4,693	(923)	243	(1,744)	1,405
Net increase (decrease) in cash and cash equivalents	3,588	1,107	(1,161)	(292)	938
Cash and cash equivalents transferred to / from assets held for sale	-	441	(441)	-	-
Effect of exchange rate changes on cash	(146)	33	33	(169)	90
Change in cash and cash equivalents	$3,442	$1,581	$(1,569)	$(461)	$1,028

Appendix 1a: Key financial and operational information - First quarter of 2013

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	4,859	6,834	5,103	2,129	3,553	1,199
Depreciation	(243)	(359)	(234)	(136)	(31)	(147)
Operating income / (loss)	200	(59)	185	(117)	(16)	286
Operating margin (as a % of sales)	4.1%	(0.9%)	3.6%	(5.5%)	(0.5%)	23.9%

EBITDA4	443	300	419	19	15	433
EBITDA margin (as a % of sales)	9.1%	4.4%	8.2%	0.9%	0.4%	36.1%
Capital expenditure18	85	208	140	88	12	389

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,197	7,279	5,722	3,245	-	-
Steel shipments (Thousand MT)	5,559	6,890	5,394	3,104	4,063	-
Average steel selling price ($/MT)19	819	831	858	620	851	-

MINING INFORMATION (Million Mt)
Iron ore production15	-	-	-	-	-	15.4
Coal production15	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price7	-	-	-	-	-	7.3
Iron ore shipped internally and reported at cost-plus7	-	-	-	-	-	4.8
Coal shipped externally and internally and reported at market price7	-	-	-	-	-	1.3
Coal shipped internally and reported at cost-plus7	-	-	-	-	-	0.7

Note: Table excludes others and eliminations.

 Appendix 1b: Key financial and operational information – First quarter of 20122

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	5,270	7,719	5,763	2,787	4,431	1,298
Depreciation	(228)	(358)	(220)	(150)	(40)	(130)
Impairment	-	-	(61)	(8)	-	-
Restructuring charges	-	(56)	(46)	-	(5)	-
Operating income / (loss)	529	(283)	121	5	(10)	354
Operating margin (as a % of sales)	10.0%	(3.7%)	2.1%	0.2%	(0.2%)	27.3%

EBITDA4	757	131	448	163	35	484
EBITDA margin (as a % of sales)	14.4%	1.7%	7.8%	5.8%	0.8%	37.3%
Capital expenditure18	212	261	229	141	25	379

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	6,249	7,182	5,785	3,615	-	-
Steel shipments (Thousand MT)	5,672	7,461	5,738	3,353	4,589	-
Average steel selling price ($/MT) 19	886	861	910	705	919	-

MINING INFORMATION (Million Mt)
Iron ore production15	-	-	-	-	-	15.0
Coal production15	-	-	-	-	-	2.3
Iron ore shipped externally and internally and reported at market price7	-	-	-	-	-	6.8
Iron ore shipped internally and reported at cost-plus7	-	-	-	-	-	4.8
Coal shipped externally and internally and reported at market price7	-	-	-	-	-	1.2
Coal shipped internally and reported at cost-plus7	-	-	-	-	-	0.8

Note: Table excludes others and eliminations.

Appendix 1c: Key financial and operational information – Fourth quarter of 20122

USDm unless otherwise shown	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Distribution Solutions	Mining
FINANCIAL INFORMATION

Sales	4,683	6,142	5,232	2,130	3,855	1,279
Depreciation	(235)	(364)	(244)	(186)	(46)	(141)
Impairment	-	(2,811)	(1,219)	-	(806)	-
Restructuring charges	-	(33)	(51)	-	(101)	-
Operating income / (loss)	59	(2,900)	(1,092)	36	(977)	186
Operating margin (as a % of sales)	1.3%	(47.2%)	(20.9%)	1.7%	(25.3%)	14.5%

EBITDA4	294	308	422	222	(24)	327
EBITDA margin (as a % of sales)	6.3%	5.0%	8.1%	10.4%	(0.6%)	25.6%
Capital expenditure18	106	150	200	106	13	532

OPERATIONAL INFORMATION
Crude steel production (Thousand MT)	5,933	6,375	5,240	3,241	-	-
Steel shipments (Thousand MT)	5,533	5,957	5,543	2,978	4,463	-
Average steel selling price ($/MT) 19	797	847	857	611	834	-

MINING INFORMATION (Million Mt)
Iron ore production15	-	-	-	-	-	16.9
Coal production15	-	-	-	-	-	2.2
Iron ore shipped externally and internally and reported at market price7	-	-	-	-	-	6.6
Iron ore shipped internally and reported at cost-plus7	-	-	-	-	-	6.8
Coal shipped externally and internally and reported at market price7	-	-	-	-	-	1.3
Coal shipped internally and reported at cost-plus7	-	-	-	-	-	0.8

Note: Table excludes others and eliminations.

Appendix 2a: Steel Shipments by geographical location20

(Amounts in thousands metric tonnes)	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
Flat Carbon Americas:	5,559	5,533	5,351	5,735	5,672
North America	4,519	4,347	4,530	4,615	4,538
South America	1,040	1,186	821	1,120	1,134

Flat Carbon Europe:	6,890	5,957	5,837	6,771	7,461

Long Carbon Americas and Europe:	5,394	5,543	5,508	5,839	5,738
North America	1,124	1,193	1,031	1,208	1,146
South America	1,366	1,279	1,403	1,338	1,280
Europe	2,695	2,786	2,828	3,023	3,056
Other21	209	285	246	270	256

AACIS:	3,104	2,978	3,178	3,321	3,353
Africa	1,073	973	1,075	1,227	1,267
Asia, CIS & Other	2,031	2,005	2,103	2,094	2,086

Appendix 2b: Steel EBITDA by geographical location

Amounts in USDm	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Flat Carbon Americas:	443	294	326	563	757
North America	324	241	350	530	640
South America	119	53	(24)	33	117

Flat Carbon Europe:	300	308	191	383	131

Long Carbon Americas and Europe:	419	422	340	575	448
North America	52	47	21	60	62
South America	241	217	208	257	235
Europe	102	74	35	148	97
Other21	24	84	76	110	54

AACIS:	19	222	72	122	163
Africa	20	(19)	27	24	100
Asia, CIS & Other	(1)	241	45	98	63

Distribution Solutions:	15	(24)	11	385	35

Appendix 2c: Iron ore production (Million metric tonnes)

Million metric tonnes (a)	Type	Product	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
North America (b)	Open Pit	Concentrate, lump, fines and Pellets	6.8	7.6	7.7	7.8	7.2
South America	Open pit	Lump and fines	0.9	1.2	1.2	0.9	0.8
Europe	Open pit	Concentrate and lump	0.5	0.5	0.6	0.5	0.4
Africa	Open Pit / Underground	Fines	1.3	1.0	1.1	1.3	1.3
Asia, CIS & Other	Open Pit / Underground	Concentrate, lump, fines and sinter feed	3.7	3.7	3.7	3.8	3.5
Own iron ore production			13.1	14.0	14.3	14.4	13.2
North America (c)	Open Pit	Pellets	1.1	2.1	2.4	2.7	0.5
Africa (d)	Open Pit	Lump and Fines	1.3	0.8	1.2	1.4	1.3
Strategic contracts - iron ore			2.3	2.9	3.6	4.0	1.8
Group			15.4	16.9	17.8	18.4	15.0
a)	Total of all finished production of fines, concentrate, pellets and lumps.
b)	Includes own mines and share of production from Hibbing (USA-62.30%) and Pena (Mexico-50%).
c)	Consists of a long-term supply contract with Cleveland Cliffs for purchases made at a previously set price, adjusted for changes in certain steel prices and inflation factors.
d)
Includes purchases under a strategic agreement with Sishen/Thabazambi (South Africa). Prices for purchases under the July 2010 interim agreement with Kumba (as extended and amended several times) have been on a fixed-cost basis since March 1, 2010.

Appendix 2d: Iron ore shipments (Million metric tonnes)

Million metric tonnes	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
External sales – Third party	2.1	2.5	2.4	3.0	2.5

Internal sales – Market-priced	5.2	4.1	4.8	5.2	4.3

Internal sales – Cost-plus basis	4.8	6.8	6.9	7.0	4.8
Flat Carbon Americas	0.5	2.5	2.3	2.5	0.6
Long Carbon Americas and Europe	1.1	1.1	1.3	1.3	1.2
AACIS	3.2	3.2	3.3	3.1	3.0

Total shipments	12.1	13.4	14.0	15.2	11.7

Strategic contracts	2.3	2.9	3.6	4.0	1.8
Flat Carbon Americas	1.1	2.1	2.4	2.7	0.5
AACIS	1.3	0.8	1.2	1.4	1.3

Total shipments including strategic contracts	14.5	16.4	17.6	19.2	13.5

Appendix 2e: Coal production (Million metric tonnes)

Million metric tonnes	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
North America	0.70	0.59	0.60	0.61	0.64
Asia, CIS & Other	1.34	1.39	1.44	1.46	1.47
Own coal production	2.04	1.97	2.05	2.07	2.11
North America(a)	0.08	0.13	0.08	0.07	0.08
Africa(b)	0.06	0.09	0.10	0.09	0.07
Strategic contracts - coal	0.14	0.22	0.19	0.16	0.15
Group	2.18	2.19	2.24	2.24	2.26
(a) Includes strategic agreement - prices on a fixed-price basis
(b) Includes long term lease - prices on a cost-plus basis

Appendix 2f: Coal shipment (Million metric tonnes)

Million metric tonnes	1Q 13	4Q 12	3Q 12	2Q 12	1Q 12
External sales - Third party	0.92	0.93	0.69	0.86	0.86
Internal sales - Market-priced	0.35	0.38	0.54	0.50	0.37
Internal sales (AACIS) - Cost-plus basis	0.72	0.78	0.82	0.73	0.80
Total shipments	1.99	2.09	2.04	2.08	2.03
Strategic contracts	0.14	0.22	0.19	0.16	0.15
Total shipments including strategic contracts	2.13	2.30	2.23	2.25	2.18

 Appendix 3: Debt repayment schedule as of March 31, 2013

Debt repayment schedule (USD billion)	2013	2014	2015	2016	2017	>2017	Total
Term loan repayments
- Convertible bonds	-	2.2	-	-	-	-	2.2
- Bonds	3.1	1.3	2.3	1.8	2.7	9.6	20.8
Subtotal	3.1	3.5	2.3	1.8	2.7	9.6	23.0
LT revolving credit lines
- $6bn syndicated credit facility	-	-	-	-	-	-	-
- $4bn syndicated credit facility	-	-	-	-	-	-	-
Commercial paper22	0.1	-	-	-	-	-	0.1
Other loans	0.9	0.3	0.3	0.7	0.2	0.5	2.9
Total Gross Debt	4.1	3.8	2.6	2.5	2.9	10.1	26.0

Appendix 4: Credit lines available as of March 31, 2013

Credit lines available (USD billion)	Maturity	Commitment	Drawn	Available
- $6bn syndicated credit facility	18/03/2016	$6.0	$0.0	$6.0
- $4bn syndicated credit facility	06/05/2015	$4.0	$0.0	$4.0
Total committed lines		$10.0	$0.0	$10.0

Appendix 5: Other ratios

Ratios	1Q 13	4Q 122
Gearing23	34%	43%
Net debt /EBITDA ratio based on last twelve months’ reported EBITDA2	2.5X	2.8X

Appendix 6: Earnings per share

USD	Three months ended
	March 31,	December 31,	September 30,	June 30,	March 31,
Earnings / (loss) per share	2013	20122	20122	20122	20122
Basic (loss) / earnings per common share	(0.21)	(2.47)	(0.42)	0.66	0.06
Diluted (loss) / earnings per common share	(0.21)	(2.47)	(0.42)	0.60	0.06

Appendix 7: EBITDA Bridge from 4Q 2012 to 1Q 2013

USD millions	EBITDA 4Q 122	Volume & Mix - Steel (a)	Volume & Mix - Mining (a)	Price-cost - Steel (b)	Price-cost - Mining (b)	Non -Steel EBITDA (c)	Other (d)	EBITDA 1Q 13
Group	1,557	184	(20)	161	126	4	(447)	1,565

a) The volume variance indicates the sales value gain/loss through selling a higher/lower volume compared to the reference period, valued at reference period contribution (selling price–variable cost). The mix variance indicates sales value gain/loss through selling different proportions of mix (product, choice, customer, market including domestic/export), compared to the reference period contribution.
b) The price-cost variance is a combination of the selling price and cost variance. The selling price variance indicates the sales value gain/loss through selling at a higher/lower price compared to the reference period after adjustment for mix, valued with the current period volumes sold. The cost variance indicates increase/decrease in cost (after adjustment for mix, one-time items, non-steel cost and others) compared to the reference period cost. Cost variance includes the gain/loss through consumptions of input materials at a higher price/lower price, movement in fixed cost, changes in valuation of inventory due to movement in capacity utilization etc.
c) Non-steel EBITDA variance primarily represents the gain/loss through the sale of by-products and services.
d) Other represents the gain/loss through movements in provisions including write downs, write backs of inventory, onerous contracts, reversal of provisions, dynamic delta hedge on raw materials, foreign exchange, etc. as compared to the reference period. Includes Paul Wurth divestment $242 million, sale of carbon dioxide credits $220 million, DJ Galvanizing gain $47 million, delta of DDH income $49 million and others.

Appendix 8: Capital expenditure18

USD millions	1Q 13	4Q 122	3Q 122	2Q 122	1Q 122
Flat Carbon Americas	85	106	167	167	212
Flat Carbon Europe	208	150	182	225	261
Long Carbon Americas and Europe	140	200	174	142	229
AACIS	88	106	115	71	141
Distribution Solutions	12	13	21	23	25
Mining	389	532	497	475	379

Note: Table excludes others and eliminations.

Appendix 9a: Accounting standard impact on EBITDA for full year 2010, 2011 and 2012

(USDm)	2010 FY	2011 FY	2012 FY
EBITDA	8,525	10,117	7,080
Accounting changes	206	333	445
Non-recurring accounting changes	-	-	154
Recast EBITDA	8,731	10,450	7,679

Appendix 9b: Accounting standard impact by quarter and segment for 2012

EBITDA (USDm)	FCA	FCE	Long	AACIS	AMDS	Mining
1Q 2012
EBITDA	632	130	437	160	35	478
Accounting changes	81	1	11	3	-	6
Non-recurring accounting changes*	44	-	-	-	-	-
Recast EBITDA	757	131	448	163	35	484

2Q 2012
EBITDA	474	381	564	120	385	541
Accounting changes	89	2	11	2	-	7
Non-recurring accounting changes	-	-	-	-	-	-
Recast EBITDA	563	383	575	122	385	548

3Q 2012
EBITDA	236	191	330	70	11	391
Accounting changes	90	-	10	2	-	5
Non-recurring accounting changes	-	-	-	-	-	-
Recast EBITDA	326	191	340	72	11	396

4Q 2012
EBITDA	93	307	402	220	(24)	315
Accounting changes	91	1	20	2	-	12
Non-recurring accounting changes**	110	-	-	-	-	-
Recast EBITDA	294	308	422	222	(24)	327

2012 FY
EBITDA	1,435	1,009	1,733	570	407	1,725
Accounting changes	351	4	52	9	-	30
Non-recurring accounting changes	154	-	-	-	-	-
Recast EBITDA	1,940	1,013	1,785	579	407	1,755

* 1Q 2012 impact include $44 million relating to Dofasco curtailment gains;
** 4Q 2012 impact include the reversal of the $110 million charge relating to the recognition of additional actuarial losses which is now recognized through equity under IAS 19R

Appendix 9: End notes
_______________________________
1The financial information in this press release has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. The numbers in this press release have not been audited. The financial information and certain other information presented in a number of tables in this press release have been rounded to the nearest whole number or the nearest decimal. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this press release reflect calculations based upon the underlying information prior to rounding and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.
2 Prior period 2010, 2011 and 2012 figures have been recast following mandatory adoption of new accounting standards. The main effects for ArcelorMittal are related to the revision of IAS 19R which was applied retrospectively (refer to appendix 9b). Following the changes, the previously unrecognized actuarial gains and losses on pension liabilities are recorded in the statements of financial position in full against equity. It means that the previously unrecognized actuarial gains and losses are no longer recorded over time against profit and loss following the then allowed “corridor approach”. All future actuarial gains and losses will also be immediately recognized in other comprehensive income (OCI). In addition, for purposes of measuring the net financial cost on pension liabilities/assets, the expected rate of return on assets must be equal to the discount rate applicable to liabilities. Accordingly, the re-casted EBITDA for 2012 was positively impacted by $599 million, out of which $409 million being the regular amortization charge of previously unrecognized actuarial gains and losses and $110 million being the one-off impact from actuarial assumption changes in ArcelorMittal USA both of which recorded directly in OCI, $44 million being an increase in curtailment gain in Dofasco and $36 million as a result of changes in other standards. Net financial cost in 2012 increased by $178 million. The net loss for 2012 decreased by $374 million. Previously unrecognized actuarial gains and losses for $5.1 billion were recognized on the statements of financial position against equity net of $361 million of deferred tax assets (an additional tax credit of approximately $1.3 billon attributed to this liability will be recognized in the future when existing tax credits are consumed and/or profitability improves).
3Lost time injury frequency rate equals lost time injuries per 1,000,000 worked hours, based on own personnel and contractors.
4 EBITDA is defined as operating income plus depreciation, impairment expenses and restructuring charges / exceptional items.
5EBITDA in 1Q 2013 was positively impacted by a $47 million fair valuation gain relating to the acquisition of an additional ownership interest in DJ Galvanizing in Canada.
64Q 2012 EBITDA was recast post the adoption of the new accounting standards (see Note 2). The impact on 4Q 2012 was $234 million, including the reversal of the $110 million charge relating to the recognition of additional actuarial losses which is now recognised through equity under IAS 19.
7 Market priced tonnes represent amounts of iron ore and coal from ArcelorMittal mines that could be sold to third parties on the open market. Market priced tonnes that are not sold to third parties are transferred from the Mining segment to the Company’s steel producing segments and reported at the prevailing market price. Shipments of raw materials that do not constitute market priced tonnes are transferred internally and reported on a cost-plus basis.
8 Net debt refers to long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments.
9 Includes back-up lines for the commercial paper program of approximately $1.3 billion (€1 billion).
10 EBITDA/t means total Group EBITDA divided by total steel shipments.
11 ArcelorMittal Dofasco has made a number of changes to its pension plan and health and dental benefits. Employees at Dofasco will be transitioned from an existing defined benefit pension plan to a new defined contribution pension plan. Changes to health and dental benefits will result in an increase in the portion of the cost of health benefits that are borne by participants in the plans. These changes resulted in a curtailment gain of $241 million in 1Q 2012. Under IAS 19R, the curtailment gain in Dofasco increased by $44 million to $285 million due to the full underlying liability being recognized on the balance sheet.
12There are three categories of sales: 1) “External sales”: mined product sold to third parties at market price; 2) “Market-priced tonnes”: internal sales of mined product to ArcelorMittal facilities and reported at prevailing market prices; 3) “Cost-plus tonnes” - internal sales of mined product to ArcelorMittal facilities on a cost-plus basis. The determinant of whether internal sales are reported at market price or cost-plus is whether the raw material could practically be sold to third parties (i.e. there is a potential market for the product and logistics exist to access that market).
13Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold of the quarter on an annualized basis. Days of accounts receivable are a function of sales of the quarter on an annualized basis.
14On January 14 and 16, 2013, ArcelorMittal closed its offerings (the “Combined Offering”) of ordinary shares and mandatorily convertible subordinated notes (“MCNs”), respectively. The total aggregate proceeds from the Combined Offering were approximately $4.0 billion (before deduction of commissions and expenses). The ordinary shares offering represented an aggregate amount of $1.75 billion, representing approximately 104 million ordinary shares at an offering price of $16.75 (EUR 12.83 at a EUR/USD conversion rate of 1.3060) per ordinary share. The MCN offering represented an aggregate amount of $2.25 billion. The MCNs mature in January 2016, were issued at 100% of the principal amount and will be mandatorily converted into ordinary shares of ArcelorMittal at maturity, unless earlier converted at the option of the holders or ArcelorMittal or upon certain specified events in accordance with the terms of the MCNs. The MCNs bear interest of 6.00% per annum, payable quarterly in arrears. The minimum conversion price of the MCNs is $16.75, corresponding to the placement price of shares in the concurrent ordinary shares offering as described above, and the maximum conversion price was set at approximately 125% of the minimum conversion price (corresponding to $20.94). The Mittal family participated in the Combined Offering by acquiring $300 million of MCNs and $300 million of ordinary shares.

15 Total of all finished production of fines, concentrate, pellets, lumps and coal (includes share of production and strategic long-term contracts).
16 ArcelorMittal Distribution Solutions shipments are eliminated in consolidation as they primarily represent shipments originating from other ArcelorMittal operating subsidiaries.
17 Operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable.
18 Capital expenditure includes the acquisition of intangible assets (such as concessions for mining and IT support) and includes payments to fixed asset suppliers.
19 Average steel selling prices are calculated as steel sales divided by steel shipments.
20 Shipments originating from a geographical location.
21 Includes Tubular products business.
22 Commercial paper is expected to continue to be rolled over in the normal course of business.
23 Gearing is defined as (A) long-term debt, plus short-term debt, less cash and cash equivalents, restricted cash and short-term investments (including those held as part of asset/liabilities held for sale), divided by (B) total equity.